Exhibit 99.1

New Gold Announces Results of Vote for Election of
Board of Directors

Strengthens Board of Directors with Two New Appointments

Toronto, Ontario (May 5, 2021) – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announces the voting results from the election of its Board of Directors at New Gold’s Annual General Meeting of Shareholders (the “Meeting”) held on May 4, 2021 as set out below. The Company also announced the appointment of Geoff Chater and Thomas McCulley to its Board of Directors, effective May 4, 2021.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Renaud Adams	338,875,377	97.05%	10,298,818	2.95%
Geoffrey Chater	347,915,511	99.64%	1,258,684	0.36%
Nicholas Chirekos	347,335,990	99.47%	1,838,205	0.53%
Gillian Davidson	347,133,926	99.42%	2,040,268	0.58%
James Gowans	330,897,036	94.77%	18,277,159	5.23%
Thomas McCulley	348,051,879	99.68%	1,122,316	0.32%
Margaret Mulligan	342,374,355	98.05%	6,799,840	1.95%
Ian Pearce	331,896,365	95.05%	17,277,830	4.95%
Marilyn Schonberner	347,358,731	99.48%	1,815,464	0.52%

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on May 5, 2021.

"On behalf of the entire Board of Directors, it is a pleasure to welcome Geoff Chater and Thomas McCulley, two highly accomplished industry veterans to our team," stated Ian Pearce, Chair of the Board. "As New Gold continues to execute on strategic milestones of our next growth phase, their collective experience across a range of diverse strategic roles will be highly instrumental in our success."

Mr. Chater is a geologist with over 30 years of experience in the mineral exploration and mining industries operating in North America, South America, Europe, and Africa. Mr. Chater was Chief Executive Officer of Luna Gold Ltd. from 2014 to 2015 and President of Valley High Ventures from 2010 to 2011. From 1999 to 2008, Mr. Chater was Manager of Corporate Relations for First Quantum Minerals Ltd. During the last 10 years, Mr. Chater has been a capital markets consultant focused on corporate strategy, business development, financing, and communications. Mr. Chater has served as a Director of several public companies including Nevsun Resources, Mason Resources, Reservoir Minerals, and Valley High Ventures. Mr. Chater is a graduate of Texas Christian University with a Bachelor of Science degree in Geology. Mr. Chater’s principal occupation is as a corporate director.

Mr. McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start-up and operations, including investment evaluations. Mr. McCulley is currently the CEO of Anglo American’s Quellaveco Project and Senior Vice President of Projects for Anglo American plc, positions he has held since 2018 and 2015, respectively. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary’s University.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine, and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments. The Company also owns the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324 6027
Email: ankit.shah@newgold.com